U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Joe D. Thomas,
      2046 East Murray-Holladay Road, Suite 202, Salt Lake City, UT 84117

2.  Date of Event Requiring Statement (Month/Date/Year): 07/02/1999


3.  IRS or Social Security Number of Reporting Person (Voluntary):


4.  Issuer Name and Ticker or Trading Symbol: Barbecue Capital Corp.

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: President

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 500,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: N/A

2. Date Exercisable (Month/Day/Year): N/A
   Expiration Date(Month/Day/Year): N/A

3. Title: N/A
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): N/A

4. Conversion or Exercise Price of Derivative Security: N/A

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): N/A

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:

Signature of Reporting Person: /s/Joe D. Thomas
Date: 7/2/99